UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission file number 1-16091
A. Full title of the plan and the address of the plan, if different from that of issuer named below:
PolyOne Retirement Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PolyOne Corporation
33587 Walker Rd.
Avon Lake, Ohio 44012
REQUIRED INFORMATION
The following financial statements and supplemental schedule for the PolyOne Retirement Savings Plan, prepared in accordance with the financial reporting requirements of ERISA, are being filed herewith:

Page No.
(in this
Report)
Audited Financial Statements and Supplemental Schedules, December 31, 2010 and 2009 and Year Ended December 31, 2010 with Reports of Independent Registered Public Accounting Firms	1

The following exhibits are being filed herewith:

23.1 Consent of Plante & Moran, PLLC 23.2 Consent of Ernst & Young LLP

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2011	POLYONE RETIREMENT SAVINGS PLAN
	By:	PolyOne Corporation Retirement Plan Committee

	By:	/s/ Robert M. Patterson
Robert M. Patterson
Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
PolyOne Retirement Savings Plan
December 31, 2010 and 2009 and Year Ended December 31, 2010
With Reports of Independent Registered Public Accounting Firms

PolyOne Retirement Savings Plan
Audited Financial Statements and Supplemental Schedules
December 31, 2010 and 2009 and
Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm
The PolyOne Corporation
Retirement Plan Committee
We have audited the accompanying statement of net assets available for benefits of the PolyOne Retirement Savings Plan as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 and the schedule of delinquent participant contributions for the year ended December 31, 2010, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Plante & Moran, PLLC
Cleveland, Ohio
June 27, 2011

Report of Independent Registered Public Accounting Firm
The PolyOne Corporation
Retirement Plan Committee
We have audited the accompanying statement of net assets available for benefits of the PolyOne Retirement Savings Plan as of December 31, 2009. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
Cleveland, Ohio
June 27, 2010

PolyOne Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2010	2009

Assets

Investments, at fair value	$340,147,976	$290,056,378
Contribution receivable	264,182	—
Participant notes receivable	9,968,318	8,963,120

Net assets available for benefits, with investments at fair value	350,380,476	299,019,498

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	775,458	3,003,949

Net assets available for benefits	$351,155,934	$302,023,447

PolyOne Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year ended
December 31, 2010
Additions
Interest and dividend income	$6,406,525

Contributions
Participant	11,079,326
Employer	9,919,291
Rollover	703,142
Other	278,682

21,980,441

Net realized and unrealized gains in fair value of investments	44,723,887
Interest on participant notes receivable	513,434

Total Additions	73,624,287

Deductions
Benefits paid directly to participants	24,118,015
Administrative expenses	237,588
Other	136,197

Total Deductions	24,491,800

Net increase	49,132,487

Net Assets Available for Benefits
Beginning of year	302,023,447

End of year	$351,155,934

PolyOne Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009 and
Year Ended December 31, 2010
1. Summary Description of the Plan
General
The PolyOne Retirement Savings Plan (the Plan) is a defined contribution plan that covers all employees of the Company, other than leased employees, nonresident aliens, other employees regularly employed outside of the United States, and persons classified by the Company as anything other than employees (even if that classification is later changed). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The following summary description of the Plan is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
The Plan is sponsored by PolyOne Corporation (the Company and Plan Sponsor) and is administered by the PolyOne Corporation Retirement Plan Committee (the Retirement Plan Committee).
Contributions
Employee
Participants may elect a bi-weekly payroll deduction from 1% to 50% of eligible earnings. The Retirement Plan Committee has the authority at its discretion to reduce the employees’ bi-weekly contribution percentage in order to maintain the tax-qualified status of the Plan.
The Plan offers participants the choice of two savings options: an after-tax savings option and a pretax savings option. Participants may elect to participate in either or both of the savings options. Under both savings options, participants may direct that contributions be invested in any eligible funds offered by the Plan. Participants may change their investment options daily.
Employer
The Company provides for a matching contribution equal to 100% of the first 3% and 50% of the next 3% of the participant’s eligible compensation deferred. For each payroll period, the Company intends to make a retirement contribution for each participant equal to no less than 2% of eligible earnings. Both the employer matching contributions and the 2% retirement contributions follow the participants’ investment elections.

PolyOne Retirement Savings Plan
Notes to Financial Statements (continued)
The Plan provides for the acceptance of rollover contributions from other plans qualified under the Internal Revenue Code (the Code). Rollover contributions can be made only in cash to the Plan’s tax-deferred savings option.
Forfeiture accounts in the Plan total approximately $51,930 and $186,988 at December 31, 2010 and 2009, respectively, and are held in the NYL Insurance Anchor Account I (NYL Anchor). The balance in these accounts will be used to fund future Company contributions and Plan administrative expenses.
During 2007, the Company was untimely in remitting one participant contribution. The Company remitted the delinquent participant contribution to the Plan during 2007 and contributed lost earnings of $171 to the Plan during 2011.
Vesting
Participant contributions and Company matching contributions are fully vested immediately. Company retirement contributions are 100% vested after three years of service.
Participant Notes Receivable
Participants may borrow a maximum amount equal to the lesser of 50% of their vested account balance (excluding amounts relating to prior discretionary profit sharing contributions) or $50,000, subject to certain Department of Labor and Internal Revenue Service requirements. The Plan provides that loan amounts must be a minimum of $1,000. The notes receivable are collateralized by the participant’s vested account balance. Interest is charged to the borrower at the trustee’s prime rate plus 1%. Payments on notes receivable are made through payroll deductions and must be repaid within five years (personal loans) or five to fifteen years (primary residence loans).
Plan Withdrawals and Distributions
Active participants may make hardship withdrawals from their salary deferral and rollover account. Age-based in-service withdrawals are available from the participant’s vested account balance.
Plan distributions are made to participants or their designated beneficiary upon normal retirement, disability, or death, in the full amounts credited to their participant account. A participant who leaves employment of the Company before normal retirement for reasons other than disability, death, or a reduction in workforce is eligible to receive all amounts credited to their account relating to participant contributions, including rollovers, and the vested portion of Company matching, retirement, and discretionary contributions. Distributions are made in either a single lump sum or periodic payments. Additionally, employees of select merged plans may

PolyOne Retirement Savings Plan
Notes to Financial Statements (continued)
elect a portion in a lump sum with the remainder paid in periodic payments, a single life annuity for single participants, or a joint and 50% or 100% survivor annuity with the participant’s spouse as the joint annuitant for married participants if these options were available under their previous plan.
Plan Termination
Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon either of these events, the accounts of each affected employee will vest immediately, and participants will receive a distribution of their total participant account balance.
Administrative Expenses
Administrative expenses of the Plan are generally paid through the forfeiture account. Participants are charged investment management fees, which are allocated to participant accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Benefit Payments
Benefit payments are recorded when paid.
Participant Notes Receivable
Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.

PolyOne Retirement Savings Plan
Notes to Financial Statements (continued)
Valuation of Investments and Income Recognition
Investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. See Note 4 for further discussion and disclosures related to fair value measurements.
Brokerage accounts are available to Plan participants through TD Ameritrade Retirement Services, and are comprised of various investments made at the sole direction of the Plan participants. Interest and dividend income of $213,089 and net realized and unrealized gains in fair value of $1,644,637 associated with the brokerage accounts are reflected within the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2010.
The NYL Anchor comprises 100% of the PolyOne Stable Value Fund at December 31, 2010 and 2009. The NYL Anchor is a pooled separate account made available to participating plans through a group annuity contract. The group annuity contract is an investment contract that is benefit-responsive. The investment contract is recorded at fair value (see Note 4); however, since the contract is benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present the investment at contract value. Contract value is the relevant measurement attributable to benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the benefit-responsive investment contract represents contributions and reinvested income, less any withdrawals plus accrued interest.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value.
The contract value of the investment contracts at December 31, 2010 and 2009, was $68,022,656 and $62,582,281, respectively. There are no reserves against contract values for credit risk of contract issuer or otherwise.
The fair value of the investment contracts at December 31, 2010 and 2009, was $67,247,198 and $59,578,332, respectively. The net average yield was approximately 2.29% and 3.25% in 2010 and 2009, respectively. The crediting interest rate for these investment contracts is reset daily by the issuer but cannot be less than zero and was approximately 2.64% and 3.18% at December 31, 2010 and 2009, respectively.

PolyOne Retirement Savings Plan
Notes to Financial Statements (continued)
In accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) 820, Fair Value Measurements and Disclosures, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:
Level 1 — Fair value is based on quoted prices in active markets that are accessible to the Plan at the measurement date for identical assets or liabilities.

Level 2 — Fair value is based on inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in markets that are not active;
•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g. interest rate and yield curve quotes at commonly quoted intervals);
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 — Fair value is based on unobservable inputs for the assets or liability (i.e. supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk)
New Accounting Pronouncements
In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06), which amended ASC 820 to clarify that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 became effective for reporting periods beginning after December 15, 2009. Management adopted ASU 2010-06, except for the roll forward of activity for Level 3 fair value measurements, as of January 1, 2010 without material impact on the financial statements.

PolyOne Retirement Savings Plan
Notes to Financial Statements (continued)
In September 2010, the FASB issued an Accounting Standards Update 2010-25, Plan Accounting — Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Plans (ASU 2010-25). ASU 2010-25 requires that participant loans be classified as participants notes receivable, which are segregated from plan investments and measured at their principal balance plus any accrued but unpaid interest. This amendment is effective for periods ending after December 15, 2010 and requires retrospective application to all periods presented. This amendment was adopted for the year ended December 31, 2010 and retrospectively applied to December 31, 2009. Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment. The adoption resulted in a reclassification of participant loans totaling $8,963,120 from investments to participant notes receivable as of December 31, 2009. There was no impact to the Plan’s net assets as of December 31, 2010 or 2009 as a result of the adoption.
3. Investments
The fair value (except as noted below) of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2010	2009

NYL Insurance Anchor Account I*	$68,022,656	$62,582,281
PolyOne Corporation Common Stock	48,889,644	37,733,488
PIMCO Total Return Fund	31,096,548	26,767,067
Growth Fund of America Fund	31,224,971	28,002,848
Euro Pacific Growth Fund	24,285,989	24,722,649
Vanguard 500 Index Fund	38,805,697	—
Mainstay S & P 500 Index Fund	—	34,343,402
Alliance Bernstein Balanced Shares	—	14,612,207

*	Reported at contract value.
During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

Net Realized and
Unrealized
Appreciation in Fair
Year Ended December 31, 2010	Value of Investments
Common Stock	$24,083,103
Mutual Funds	20,640,784

$44,723,887

PolyOne Retirement Savings Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
The following is a description of the valuation methodologies used for assets measured at fair value, including the general classification of such assets pursuant to the valuation hierarchy.
The Plan’s investments are stated at fair value. Shares of common stock and mutual funds are valued based on quoted active market prices and are classified within level 1 of the valuation hierarchy. The Plan also holds other assets not measured at fair value on a recurring basis, including participant notes receivables. The fair value of these assets approximates the carrying amounts in the accompanying financial statements due to the use of interest rates that approximate market rates for instruments of similar maturity.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value.

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual Funds
Domestic Funds (a)	$117,363,427			$117,363,427
Retirement Age-Based Funds (b)	33,915,533			33,915,533
Other Funds (c)	55,382,537			55,382,537

Total Mutual Funds	206,661,497			206,661,497
Common Stock — domestic (d)	64,379,618			64,379,618
Short-Term Investments (e)	1,859,663			1,859,663

Stable Value Fund (f)		$67,247,198		67,247,198

Total assets at fair value	$272,900,778	$67,247,198	$—	$340,147,976

PolyOne Retirement Savings Plan
Notes to Financial Statements (continued)

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual Funds
Domestic Funds (a)	$100,275,410			$100,275,410
Retirement Age-Based Funds (b)	11,216,170			11,216,170
Other Funds (c)	66,101,923			66,101,923

Total Mutual Funds	177,593,503			177,593,503
Common Stock — domestic (d)	51,782,049			51,782,049
Short-Term Investments (e)	1,102,494			1,102,494

Stable Value Fund (f)		$59,578,332		59,578,332

Total assets at fair value	$230,478,046	$59,578,332	$—	$290,056,378

a.	This category includes six funds with investments focused on U.S. publicly-traded stocks. Four of the funds, representing 80% and 82% of the category as of 2010 and 2009, respectively, invest in large-cap stocks, while the remaining two funds invest in mid-cap and small-cap stocks.
b.	This category includes funds with investments in other mutual funds comprised of U.S. stocks, international stocks, U.S. bonds and short-term reserves according to an asset allocation strategy designed for investors planning to retire in or within a few years of the target date listed in the name of the fund.
c.	This category includes a fund investing in intermediate-term bonds, representing 56% and 41% of the category for 2010 and 2009, respectively; a fund investing in large-cap international stocks, representing 44% and 37% of the category for 2010 and 2009, respectively; a fund investing in a moderate allocation of large-cap stocks and intermediate-term bonds, representing 22% of the category for 2009, respectively; and a fund investing in short-term securities and cash equivalents.
d.	This category includes investments in PolyOne Corporation Stock, representing 76% and 73% of the category for 2010 and 2009, respectively; investments in Dow Chemical Company Stock, representing 1% of the category for both 2010 and 2009; and investments in various stocks within individually managed brokerage accounts, representing 23% and 26% of the category for 2010 and 2009, respectively.
e.	This category consists of short-term investments which are valued at $1.00 per unit; which approximates fair value.

PolyOne Retirement Savings Plan
Notes to Financial Statements (continued)
f.	The Stable Value Fund seeks to provide a low-risk stable investment, offering competitive yields and limited volatility, with guarantee of principal and accumulated interest. Unit values are determined by dividing the net asset value (NAV) by the total number of units held by the plan at year end. The targeted duration for holdings is 2.5 to 3.5 years.
Investments in Entities that Calculate Net Asset Value Per Share
The Plan held shares or interests in a Stable Value Fund, which consists of an investment in the NYL Anchor, which is not traded in an active market, and is valued at the net asset value per share of the fund and is classified within level 2 of the valuation hierarchy.
At December 31, 2010 and 2009, the fair value of the Stable Value Fund was $67,247,198 and $59,578,332, respectively. There were no unfunded commitments and no redemption limitations or notice periods.
NYL Anchor is a New York Life Insurance Company pooled separate account invested in high-quality fixed-income securities. It seeks to provide a low-risk stable investment, offering competitive yields and limited volatility, with guarantee of principal and accumulated interest. The targeted duration for holdings is 2.5 to 3.5 years. The fair value of a fully benefit-responsive investment contract is calculated using a discounted cash flow model which considers the average yield to maturity, the crediting interest rate and the duration of the underlying portfolio securities. The key factors that impact the crediting rate interest rate are the timing and magnitude of the cash flows in and out of the separate account as well as prevailing market rates on fixed income assets available for investment. The average yield to maturity and crediting interest rate for that fund was approximately 2.67% and 2.64%, respectively, at December 31, 2010 and 3.34% and 3.18%, respectively, at December 31, 2009.
5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

PolyOne Retirement Savings Plan
Notes to Financial Statements (continued)
6. Related Party Transactions
The Plan holds units of a pooled separate account fund managed by New York Life Insurance Company, the trustee of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.
7. Income Tax Status
The Plan received a determination letter from the Internal Revenue Service dated June 7, 2010, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
8. Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2010	2009

Net assets available for benefits per the financial statements	$351,155,934	$302,023,447
Less:
Deemed distributions considered to be collectable	—	(124,316)
Contributions receivable	(264,182)	—
Adjustment from fair value to contract value for fully benefit-responsive contracts	(775,458)	(3,003,949)

Net assets available for benefits per the Form 5500	$350,116,294	$298,895,182

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to net income per Form 5500 for the year ended December 31, 2010:

Net increase in net assets per the financial statements	$49,132,487
Adjustment to report stable value fund at fair value	2,228,492
Deemed distributions considered to be uncollectable	124,316
Contributions receivable	(264,182)

Net income per Form 5500	$51,221,113

PolyOne Retirement Savings Plan
EIN: 34-1730488 Plan Number: 001
Schedule H, Line 4(i)-Schedule of Assets
(Held at End of Year)
Year Ended December 31, 2010

(a) (b)
Identity of Issuer, Borrower,	(c)	(d)	(e)
Lessor or Similar Party	Description of Investment	Cost	Current Value

PolyOne Stock Fund:
Mainstay Cash Reserves Fund I	1,843,919 units	**	$1,843,919
PolyOne Corporation *	3,914,303 shares	**	48,889,644
Pooled Separate Account:
New York Life Insurance Anchor Account I	67,247,198 units	**	67,247,198
Dow Chemical Stock Fund:
Mainstay Cash Reserves Fund I	15,744 units	**	15,744
Dow Chemical Company	13,311 shares	**	454,438
Mutual Funds:
PIMCO Total Return Fund (Admin)	2,866,041 units	**	31,096,548
American Funds—Euro Pacific Growth Fund R5	587,896 units	**	24,285,989
American Funds—Growth Fund of America Fund R5	1,027,475 units	**	31,224,971
American Funds—Washington Mutual Investors Fund R5	384,710 units	**	10,464,119
Mainstay MAP Fund I	407,330 units	**	12,993,829
Perkins Mid Cap Value Fund (I)	540,194 units	**	12,192,189
Vanguard 500 Index Fund (Signal)	405,578 units	**	38,805,697
Invesco Small Cap Growth Fund A	408,626 units	**	11,682,621
T Rowe Price Balanced Fund	817,429 units	**	15,776,374
T Rowe Price Retirement Income	42,945 units	**	563,003
T Rowe Price Retirement 2005	35,940 units	**	407,558
T Rowe Price Retirement 2010	36,493 units	**	559,798
T Rowe Price Retirement 2015	122,194 units	**	1,452,885
T Rowe Price Retirement 2020	231,351 units	**	3,803,415
T Rowe Price Retirement 2025	260,185 units	**	3,132,622
T Rowe Price Retirement 2030	200,284 units	**	3,460,909
T Rowe Price Retirement 2035	180,865 units	**	2,211,973
T Rowe Price Retirement 2040	82,697 units	**	1,440,588
T Rowe Price Retirement 2045	34,917 units	**	405,380
T Rowe Price Retirement 2050	44,640 units	**	434,791
T Rowe Price Retirement 2055	27,647 units	**	266,238
Brokerage Account	Various investments	**	15,035,536

Participant notes receivable*	At interest rates ranging from 4.25% to 10.5%	—	9,968,318

			$350,116,294

*	Indicates party-in-interest to the Plan.

**	Not required

PolyOne Retirement Savings Plan
EIN: 34-1730488 Plan Number: 001
Schedule H, Line 4(a)—Schedule of Delinquent Participant Contributions
Year Ended December 31, 2010

Participant Contributions Transferred Late to Plan	Total that Constitutes Nonexempt Prohibited Transactions
Total Fully Corrected
Check Here if Late Participant Loan	Contributions		Contributions Corrected	Contributions Pending	Under VFCP and
Repayments are Included:	Not Corrected		Outside VFCP	Correction in VFCP	PTE 2002-51

Yes	$514,412	*	$—	$—	$—

*	Corrected subsequent to year end.